UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TICKETS.COM, INC.

(Name of Subject Company)

MLBAM ACQUISITION CORP.

MLB ADVANCED MEDIA, L.P.

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.000225 PER SHARE

(Title of Class of Securities)

88633M200

(CUSIP Number of Class of Securities)

Michael J. Mellis
Senior Vice President and General Counsel
MLBAM Acquisition Corp.
MLB Advanced Media, L.P.
75 Ninth Avenue
New York, New York 10011
Tel.: (212) 485-3444

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

With a copy to:

Jay O. Rothman
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Tel.: (414) 271-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$12,702,412.80	$1,496

*Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $1.10 (the per share tender offer price) by the 11,547,648 potentially outstanding shares of Common Stock (assuming for this purpose, (1) the conversion of 4,166,669 shares of Series F Preferred Stock into 1,451,059 shares of Common Stock; (2) the exercise of warrants to purchase a total of 13,656 shares of Common Stock; and (3) the exercise of options to purchase 399,410 shares of Common Stock) sought in the Offer, which gives an aggregate consideration of $12,702,412.80

** Calculated by multiplying the Transaction Value by 0.00011770 in accordance with Rule 0-11(d), and based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2004.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid: $1,496.00	Filing Parties:	MLB Advanced Media, L.P.
MLBAM Acquisition Corp.

Form or Registration No.: Schedule TO-T	Date Filed:	February 17, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment No. 1 to Schedule TO”) relates to the offer by MLBAM Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MLB Advanced Media, L.P., a Delaware limited partnership (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.000225 per share (the “Shares”), of Tickets.com, Inc., a Delaware corporation (the “Company”), at a purchase price of $1.10 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 17, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 1 to Schedule TO is being filed on behalf of Purchaser and Parent.

          The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 to Schedule TO by reference to all of the applicable terms and exhibits set forth in the Schedule TO, except that the information in the Offer to Purchase is hereby amended to the extent specifically provided herein.

ITEM 2.

          Item 2 of Schedule TO, which incorporates by reference information contained in the Offer to Purchase and Letter of Transmittal, is hereby amended and supplemented as follows:

          The information set forth in Section 7 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference and is amended by amending and restating the first paragraph thereto as follows:

          “Except as otherwise set forth in this Offer to Purchase, all of the information concerning the Company and its advisors contained in this Offer to Purchase has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Although Purchaser and Parent have no knowledge that would indicate that any statements contained herein either furnished by the Company or based on such documents and records are untrue, you should not place undue reliance upon such information and documents and records.”

ITEM 4.

          Item 4 of Schedule TO, which incorporates by reference information contained in the Offer to Purchase and Letter of Transmittal, is hereby amended and supplemented as follows:

          (a) The information set forth in Section 1 (“Terms of the Offer; Expiration Date”) of the Offer to Purchase is incorporated herein by reference and is amended by amending and restating the fourth paragraph under the subheading “Amendment/Extension of the Offer” as follows:

          “Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof. An announcement in the case of an extension is to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date (in accordance with Rule 14e-1(d) under the Exchange Act). Subject to applicable law (including Rules 14d-4(d)(1) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes and disclosed in additional tender offer materials, respectively) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release on a national newswire service. Purchaser will pay for all Shares validly tendered and not withdrawn promptly following the expiration of the Offer. See “Section 10 — Background of the Offer and Contacts with the Company; the Merger Agreement; Other Agreements — the Merger Agreement” of this Offer to Purchase.”

          (b) The information set forth in Section 2 (“Acceptance For Payment and Payment For Shares”) of the Offer to Purchase is incorporated herein by reference and is amended by amending and restating the eighth paragraph thereof as follows:

          “If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if share certificates are submitted evidencing more Shares than are tendered, share certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by Book-Entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedure set forth in “Section 3 — Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.”

          (c) The information set forth in Section 5 (“Certain U.S. Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference and is amended by amending and restating the heading to Section 5 as follows:

          “SECTION 5. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.”

          The Offer to Purchase is further amended by amended and restating Section 5 on page 3 of the Table of Contents as follows:

“SECTION 5. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES 23”

          (d) The information set forth in Section 5 (“Certain U.S. Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference and is amended by amending and restating the second paragraph thereto as follows:

          “As used in this summary, a “U.S. Holder” is a beneficial owner of Shares who is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) if a court within the United States is able to exercise primary supervision over the trust and one or more United States persons has authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW MAY OR MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OFFER AND THE MERGER, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.”

          (e) The information set forth in Section 10 (“Background of the Offer and Contacts with the Company; the Merger Agreement; Other Agreements”) of the Offer to Purchase is incorporated herein by reference and is amended by inserting the following disclosure after the ninth paragraph under the subheading “General Background of the Offer and Contacts With the Company” as follows:

          “The initial aggregate purchase price range of $55 to $65 million was the initial range offered by MLBAM in negotiations based on preliminary data including limited publicly available information regarding the Company. The later increase in the purchase price to $72.5 million was based on further arms’ length negotiations between the parties. The consideration offered to the Series G Preferred Stock was based on the terms of the Series G Preferred Stock contained in the Company’s charter documents and represents the full value the Series G Preferred Stock is entitled to receive pursuant to those terms in a sale transaction such as the Offer and Merger (or approximately $51,655,059). The consideration offered to the Series F Preferred Stock was based only in part upon the terms of the Series F Preferred Stock contained in the Company’s charter documents. Pursuant to those terms, the Series F Preferred Stock would have been entitled to receive an aggregate of approximately $17,854,239 in a sale transaction such as the Offer and Merger. However, the aggregate of the amounts to be received by the Series G Preferred Stock and the Series F Preferred Stock pursuant to their terms if both classes were paid in full would have left a negligible amount for the holders of the Common Stock based on the purchase price MLBAM was willing to pay for all of the Company’s capital stock. As a result, the Preferred Holders agreed, with respect to the Series F Preferred Stock held by them, to accept a significantly reduced price for their shares of Series F Preferred Stock in order to allow the holders of Common Stock to receive increased value for their shares in the Offer.”

          (f) The information set forth in Section 14 (“Conditions to the Offer”) of the Offer to Purchase is incorporated herein by reference and is amended by amending and restating the first paragraph thereto as follows:

          “The following is a summary of the material conditions to the Offer. The Offer is expressly conditioned on the satisfaction (or waiver by Parent and Purchaser) of the conditions of Annex I to the Merger Agreement described below, and is also expressly conditioned on the satisfaction of the condition of Annex II to the Merger Agreement described below. The following summary is a complete description of the conditions to the Offer contained in the Merger Agreement, a copy of which is filed as an exhibit to Schedule TO that has been filed with the SEC by Purchaser and Parent in connection with the Offer, and is incorporated in this Offer to Purchase by reference. The Merger Agreement may be examined, and copies obtained, by following the procedures described in “Section 7 — Certain Information Concerning the Company” of this Offer to Purchase.”

          (g) The information set forth in Section 14 (“Conditions to the Offer”) of the Offer to Purchase is incorporated herein by reference and is amended by amending and restating all of the paragraphs under the subheading “Conditions Contained in Annex I to the Merger Agreement” as follows:

          “Conditions Contained in Annex I to the Merger Agreement. Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any tendered Shares, may delay the acceptance for payment of Shares tendered pursuant to the Offer, and may terminate the Offer (in each case in accordance with the Merger Agreement), if (1) any applicable waiting period under the HSR Act has not expired or been terminated by the expiration date of the Offer, or (2) at any time after the date of the Merger Agreement and prior to the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur and be continuing or conditions shall exist:

          (a) There shall have been any action taken, or any Law, interpretation, judgment, order or injunction, proposed, sought, promulgated, enacted, entered, enforced, issued, amended or deemed applicable to Parent, Purchaser, the Company, any other affiliate of Parent or the Company, the Offer or the Merger, by any Governmental Entity that is reasonably likely to, directly or indirectly:

               (i) Make illegal by the acceptance for payment of, or payment for or purchase of any or all of the Shares pursuant to the Offer, or otherwise restrict, make materially more costly or prohibit the making of the Offer or the consummation of the Offer or the Merger; or

               (ii) Result in a material delay in or materially restrict the ability of Purchaser to accept for payment, pay for or purchase any or all of the Shares pursuant to the Offer or to effect the Merger; or

               (iii) Render Purchaser unable to accept for payment or pay for or purchase any or all of the Shares pursuant to the Offer; or

               (iv) Impose material limitations on the ability of Parent, Purchaser or any of their respective Company Subsidiaries or Affiliates to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, any of the Shares to be acquired by the Company, including, without limitation, the right to vote any such Shares on an equal basis with all other Shares on all matters properly presented to the stockholders of the Company; or

               (v) Require the divestiture by Parent, Purchaser or any of their respective Company Subsidiaries or Affiliates of any Shares, or require Purchaser, Parent, the Company, or any of their respective Company Subsidiaries or Affiliates to dispose of or hold separate all or any material portion of their respective businesses, assets or properties or impose any material limitations on the ability of any of such entities to conduct their respective businesses or own such assets, properties or Shares or on the ability of Parent or Purchaser to conduct the business of the Company and its Company Subsidiaries and own the assets and properties of the Company and its Company Subsidiaries; or

               (vi) Impose any material limitations on the ability of Parent, Purchaser or any of their respective Company Subsidiaries or Affiliates effectively to control the business or operations of the Company, Parent, Purchaser or any of their respective Company Subsidiaries or Affiliates; or

          (b) There shall have been instituted or pending any action, proceeding or counterclaim by any Governmental Entity, challenging the making of the Offer or the acquisition by Purchaser of the Shares pursuant to the Offer or the consummation of the Merger, or seeking to, directly or indirectly, result in any of the consequences referred to in subclauses (i) through (vi) in clause (a) above; or

          (c) There shall have been threatened any action, proceeding or counterclaim by any Governmental Entity, challenging the making of the Offer or the acquisition by Purchaser of the Shares pursuant to the Offer or the consummation of the Merger, or seeking to, directly or indirectly, result in any of the consequences referred to in subclauses (i) through (vi) in clause (a) above that, in the judgment of Parent, has a reasonable probability of success; or

          (d) The Merger Agreement shall have been terminated in accordance with its terms or any event shall have occurred which gives Parent or Purchaser the right to terminate the Merger Agreement or not consummate the Merger; or

          (e) Any event, change, effect, condition, fact or circumstance shall have occurred following the date of the Merger Agreement that, individually or in the aggregate, constitutes a Material Adverse Change or would reasonably be expected to have a Material Adverse Effect; or

          (f) Any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct (except as to any such representation or warranty which speaks as of a specific date, which must be true or correct only as of such specific date), except where the failure to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; or

          (g) The Company shall have failed to perform in any material respect, or to comply in any material respect with, any obligation, agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement, except where the failure to be so perform or comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; or

          (h) There shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States for a period of five (5) days, (ii) any decline in any of the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies, the New York Stock Exchange Composite Index or the Nasdaq Composite Index in excess of 25% measured from the close of business on the trading day next preceding the date of the Merger Agreement, or (iii) any Material Adverse Change in the general political, market, economic or financial conditions in the United States or abroad that has had or would reasonably be expected to have a Material Adverse Effect; or

          (i) The Special Committee (i) shall have withdrawn, or modified or amended in a manner adverse to Parent or Purchaser (including by amendment of the Company’s Schedule 14D-9) its approval and/or recommendation of the Merger Agreement or the transactions contemplated thereby, including the Offer or the Merger, (ii) approved and/or recommended, as applicable, or announced a neutral position with respect to, any Acquisition Proposal, (iii) shall have adopted any resolution to effect any of the foregoing, or (iv) upon request of Parent, shall fail to reaffirm publicly and unconditionally its approval and/or recommendation of the Offer, the Merger Agreement or the Merger within five business days after Parent’s written request to do so under the circumstances described in Section 7.01(e)(iv) of the Merger Agreement; or

          (j) Any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act), other than Parent, Purchaser, their Affiliates or any group of which any of them is a member, and other than any current stockholders of the Company or their Affiliates or any group of which any of them is a member, shall have acquired or entered into a definitive agreement or agreement in principle to acquire beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 5% or more of the then outstanding Shares or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of 5% or more of the then outstanding Shares.

          The foregoing conditions are for the sole benefit of Parent or Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances (including any action or inaction by Parent or Purchaser) giving rise to any such conditions and may be waived by Parent or Purchaser in whole or in part at any time and from time to time (prior to the expiration of the Offer), in their sole discretion subject to the terms of the Merger Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time (prior to the expiration of the Offer). Any determination by Parent or Purchaser with respect to whether or not the foregoing conditions to the Offer in Annex I have been satisfied shall be final and binding upon all parties.

          A public announcement will be made of a material change in, or waiver of, such conditions to the extent required under the Exchange Act, and the Offer will be extended in connection with any such change or waiver to the extent required by such rules.

          As defined in the Merger Agreement, “Affiliate” of a Person shall mean a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

          As defined in the Merger Agreement, “Business” shall mean Company’s (a) business of providing business-to-business ticketing software and systems, including licensed software products and full ticketing services through various integrated distribution channels; (b) products and services which enable the sale of tickets for attractions and live events by venues and entertainment organizations, such as performing arts centers, concert halls, professional sports organizations and stadiums and arenas in the United States, Canada, Europe, Australia, Latin America and Asia; (c) full service ticketing systems employing multiple points-of-sale, including the Internet, telephone call centers, interactive voice response systems, kiosks and retail outlets, all of which are integrated with Company’s ticketing software systems; (d) Internet ticketing distribution capabilities, including its “Tickets.com” proprietary website and customized private labeled ticketing gateways for certain customers; and (e) software licensing business, which enables venues and organizations to operate and manage ticket sales on an in-house, stand alone system with optional ticket distribution channels such as retail outlets and the Internet.

          As defined in the Merger Agreement, “Company Subsidiary” shall mean any of the corporations, limited liability companies, partnerships or other entities, of which capital stock or other equity or ownership interests are directly or indirectly owned by Company, as set forth on Company Disclosure Schedule 4.01(d) to the Merger Agreement. The term “Company Subsidiaries” shall mean more than one Company Subsidiary.

          As defined in the Merger Agreement, “Governmental Entity” shall mean any court, arbitrator, department, commission, board, bureau, agency, authority, instrumentality or other body, whether federal, state, municipal, county, local, foreign or other.

          As defined in the Merger Agreement, “Laws” shall mean any applicable statute, law, ordinance, rule or regulation.

          As defined in the Merger Agreement, “Liability” means any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured.

          As defined in the Merger Agreement, “Material Adverse Change” means a material adverse change in the Business, operations, assets, Liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, provided that a Material Adverse Change shall not be deemed to include any material adverse change due to General Adverse Conditions.

          As defined in the Merger Agreement, “Material Adverse Effect” means a material adverse effect on (1) the Business, operations, assets, Liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (2) the ability of the Company to perform its obligations under the Merger Agreement, provided that a Material

Adverse Effect shall not be deemed to include any material adverse effect due to General Adverse Conditions.

          As defined in the Merger Agreement, “General Adverse Conditions” means (1) conditions, events or circumstances (other than any changes or proposed changes in Laws) affecting either (a) the United States economy generally or (b) the industry of the Company and the Company Subsidiaries generally, which in each case does not have a materially disproportionate effect on the Company and the Company Subsidiaries, taken as a whole; (2) changes in generally accepted accounting principles or in SEC accounting rules, policies, practices or interpretations; (3) acts or omissions of Parent and/or Purchaser prior to the latter to occur of the Closing and the Effective Time; (4) acts or omissions of the Company or any of the Company Subsidiaries taken at the request of the Parent or Purchaser prior to the latter to occur of the Closing and the Effective Time; (5) the effects of compliance with the Merger Agreement by the Company or any of the Company Subsidiaries, including the incurrence of expenses by the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated thereby; (6) acts or omissions of Parent, Purchaser, the Company or its Subsidiaries contemplated by the Merger Agreement that have an effect on the Company or its Subsidiaries, including any disruptions to the business of the Company or any of its Subsidiaries as a result of the execution, delivery and performance of the Merger Agreement or the transactions contemplated thereby; (7) any outbreak or escalation of hostilities, any occurrence or threat of acts commonly referred to as terrorist attacks or any armed hostilities associated therewith, and any national or international calamity or emergency or any escalation thereof; or (8) changes in the market price or trading volume of the Shares (but not any change or effect underlying such decrease to the extent such change or effect would otherwise constitute a Material Adverse Change or Material Adverse Effect).”

          (h) The information set forth in Section 14 (“Conditions to the Offer”) of the Offer to Purchase is incorporated herein by reference and is amended by amending and restating the seventeenth paragraph under the subheading “Conditions Contained in Annex I to the Merger Agreement” as follows:

          “The foregoing conditions are for the sole benefit of Parent or Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances (including any action or inaction by Parent or Purchaser) giving rise to any such conditions and may be waived by Parent or Purchaser in whole or in part at any time and from time to time (prior to the expiration of the Offer), in their sole discretion subject to the terms of the Merger Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time (prior to the expiration of the Offer). Any determination by Parent or Purchaser with respect to whether or not the foregoing conditions to the Offer in Annex I have been satisfied shall be final and binding upon all parties.”

ITEM 7.

          Item 7 of Schedule TO, which incorporates by reference information contained in the Offer to Purchase and Letter of Transmittal, is hereby amended and supplemented as follows:

          The information set forth in Section 9 (“Financing of the Offer and the Merger”) of the Offer to Purchase is incorporated herein by reference and is amended by amending and restating the third paragraph thereto as follows:

          “As of February 16, 2005, Parent had approximately $115.5 million available under the Revolving Credit Facility. Borrowings under the Revolving Credit Facility will bear interest, at Parent’s option, at a rate equal to (1) the Eurodollar Rate plus an applicable margin (based on the ratio of certain debt to EBITDA and ranging from 0.375% to 1.25%) or (2) a Base Rate at the higher of the federal funds rate plus 0.5% or the prime rate. In addition, Parent will pay a commitment fee on the unused portion of the Revolving Credit Facility (based on the ratio of debt to EBITDA and ranging from 0.150% to 0.300%). As of the date of this Offer to Purchase, Parent has not made any arrangements to finance or repay the Revolving Credit Facility.”

ITEM 12.

          Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(5)(C)	Letter to Stockholders from Robert A. Bowman dated March 9, 2005.

(d)(10)	Tickets.com, Inc. Q3 Financial Highlights.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.

MLBAM Acquisition Corp.

By:	/s/ Robert A. Bowman

Robert A. Bowman
President and Chief Executive Officer

MLB Advanced Media, L.P., by MLB Advanced Media, Inc., its General Partner

By:	/s/ Michael J. Mellis

Michael J. Mellis
Senior Vice President and
General Counsel

Dated: March 9, 2005

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated February 17, 2005. **

(a)(1)(B)	Form of Letter of Transmittal. **

(a)(1)(C)	Form of Notice of Guaranteed Delivery. **

(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. **

(a)(1)(E)	Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. **

(a)(1)(F)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients. **

(a)(5)(A)	Form of Joint Press Release issued by Parent, Purchaser and the Company dated February 15, 2005. **

(a)(5)(B)	Form of Summary Advertisement published in The Wall Street Journal on February 17, 2005. **

(a)(5)(C)	Letter to Stockholders from Robert A. Bowman dated March 9, 2005.

(b)	Credit Agreement dated as of January 28, 2005, by and among Parent, Bank of America, N.A., and JPMorgan Chase Bank, N.A. **

(d)(1)	Agreement and Plan of Merger, dated as of February 14, 2005, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on February 15, 2005). **

(d)(2)	Securities Purchase Agreement, dated as of February 14, 2005, by and among Parent, Purchaser, General Atlantic Partners 74, L.P., General Atlantic Partners 54, L.P., GAP Coinvestment Partners II, L.P., and GapStar, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Company on February 15, 2005). **

(d)(3)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, General Atlantic Partners 74, L.P., General Atlantic Partners 54, L.P., General Atlantic Partners 46, L.P., GAP Coinvestment Partners, L.P., GAP Coinvestment Partners II, L.P., and GapStar, LLC (incorporated by reference to Exhibit 2.5 to the Form 8-K filed by the Company on February 15, 2005. **

(d)(4)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, and International Capital Partners, Inc. Profit Sharing Trust (incorporated by reference to Exhibit 2.3 to the Form 8-K filed by the Company on February 15, 2005). **

(d)(5)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, Sports Capital Partners, L.P., Sports Capital Partners (Cayman Islands), L.P., and Sports Capital Partners CEV, LLC (incorporated by reference to Exhibit 2.4 to the Form 8-K filed by the Company on February 15, 2005). **

(d)(6)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, Competiber, S.A., Mr. Ignacio Suarez-Zuloaga, Mr. Ramon Suarez, and Valor XXI SICAV, S.A (incorporated by reference to Exhibit 2.6 to the Form 8-K filed by the Company on February 15, 2005). **

Exhibit Number	Description
(d)(7)	Change of Control Bonus Escrow Agreement dated February 14, 2005, by and among Parent, U.S. Bank, N.A. as escrow agent, and Ron Bension, Robert Murphy, Carl Thomas, Christian Henry, Joseph Manna, Simon Crane, and Elizabeth Webb (incorporated by reference to Exhibit (e)(9) to the Schedule 14D-9 of the Company filed February 17, 2005). **

(d)(8)	Tickets.com, Inc. Schedule of Performance Metrics dated February 14, 2005. **

(d)(9)	Tickets.com, Inc. Financial Projections dated February 14, 2005. **

(d)(10)	Tickets.com, Inc. Q3 Financial Highlights.

(g)	None.

(h)	None.

**	Previously filed.